EXHIBIT 22.1

LIST OF SUBSIDIARY GUARANTORS

The following subsidiaries of The Goodyear Tire & Rubber Company (the "Parent Company") were, as of March 31, 2021, guarantors of the Company's 5.125% senior notes due 2023, 9.5% senior notes due 2025, 5% senior notes due 2026, and 4.875% senior notes due 2027:

NAME OF SUBSIDIARY	PLACE OF INCORPORATION OR ORGANIZATION
Celeron Corporation	Delaware
Divested Companies Holding Company	Delaware
Divested Litchfield Park Properties, Inc.	Arizona
Goodyear Canada Inc.	Ontario, Canada
Goodyear Export Inc.	Delaware
Goodyear Farms, Inc.	Arizona
Goodyear International Corporation	Delaware
Goodyear Western Hemisphere Corporation	Delaware
Raben Tire Co., LLC	Indiana
T&WA, Inc.	Kentucky